EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Directors
AirGate PCS, Inc.:

We consent to the use of our reports dated December 5, 2003, with respect to the consolidated balance sheets of AirGate PCS, Inc. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended September 30, 2003, and the related financial statement schedule. We consent to the reference to our firm under the headings “Experts” and “Material United States Federal Income Tax Consequences” in the prospectus.

Our audit report contains an explanatory paragraph that states that the Company has suffered significant recurring losses since inception and has an accumulated deficit of $1.3 billion and a stockholders’ deficit of $377.0 million at September 30, 2003. The Company’s continuation as a going concern is dependent on its ability to restructure or otherwise amend the terms of its debt; and if unsuccessful, the Company may seek bankruptcy court or other protection from its creditors within the next year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP
Atlanta, Georgia
December 12, 2003